COVENANT NOT TO SUE FOR PATENT INFRINGEMENT

between

NAPP PHARMACEUTICAL GROUP LIMITED

and

LABOPHARM INC

In conformity with paragraph 12.2(3) of National Instrument 51-102 respecting Continuous Disclosure Obligations, Labopharm Inc. has redacted certain provisions of this agreement. Redacted provisions relate to amounts payable and other confidential commercial terms.

COVENANT NOT TO SUE FOR PATENT INFRINGEMENT

This COVENANT NOT TO SUE FOR PATENT INFRINGEMENT AGREEMENT is by and between NAPP PHARMACEUTICAL GROUP LIMITED, a UK corporation (**"NPGL"**), having a place of business at Cambridge Science Park, Milton Road, Cambridge, CB4 4BH, England, and LABOPHARM INC., a company registered under the laws of Quebec (**"Labopharm"**), having a place of business at 480 Armand-Frappier Blvd, Laval, Quebec, Canada, H7V 4B4.

WHEREAS, Euro-Celtique S.A., one of NPGL's Associated Companies (as defined below), is the owner of record of the NPGL Patent (as defined below), directed to a pharmaceutical product which is useful in the Field (as defined below);

WHEREAS, the Parties (as defined below) are desirous of promoting competition amongst themselves with regard to the marketing and sale of extended release pharmaceutical formulations including tramadol hydrochloride as an active ingredient, and avoiding the expense and uncertainties of patent litigation with regard to the certain extended release tramadol formulations;

NOW, THEREFORE, in consideration of the mutual covenants and premises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby mutually acknowledged, the Parties agree as follows:

1. Definitions. For the purposes of this Agreement, the following terms will have the following meanings as used in this Agreement:

    (a) "Act" means the Canadian Food and Drugs Act, as amended from time to time, and the rules, regulations and guidelines promulgated thereunder;

    (b) "Action" means all charges, complaints, actions, causes of action, suits, proceedings, hearings, investigations, claims, demands, judgments, orders, decrees, arbitrations, stipulations, injunctions and other legal proceedings;

    (c) "Agreement" means this agreement and any recitals and schedules to this agreement as may be amended, supplemented or restated in writing from time to time and signed by all Parties;

    (d) "Associated Company" means, with respect to any Party, any Person or combination of Persons which directly or indirectly (a) controls said Party, (b) is controlled by said Party, or (c) is under common control with said Party; the terms "control" and "controlled", as used in this definition, meaning ownership of fifty percent (50%) or more, including ownership by trusts with substantially the same beneficial interests, of the voting and equity rights of such Person or combination thereof or the power to direct the management of such Person or combination of Persons. For the avoidance of doubt, Associated Companies of NPGL shall include: Euro-Celtique, S.A., Purdue Pharma Canada, Purdue Pharma Inc. and their respective Associated Companies;

CONFIDENTIAL

(e) "Business Day" means any Calendar Day that is not a Saturday, a Sunday or other day on which commercial banks in Toronto, Ontario, Canada or Laval, Quebec, Canada are required or authorized by law to be closed;

(f) "Calendar Day" means any day;

(g) "Calendar Quarter" means the three (3) month periods ending on March 31, June 30, September 30, and December 31 in each Calendar Year;

(h) "Calendar Year" means the one year period beginning on January 1 and ending on December 31;

(i) "Commercial Sale" means any arm's length sale of the Labopharm Product by Labopharm or an Associated Company of Labopharm or a Labopharm Distributor to an independent, unrelated Third Party for sale to and/or use by an End User;

(j) "Confidential Information" means, with respect to either Party hereto, all confidential or proprietary information, whether written or oral, which is disclosed by a Party or its Associated Companies to the other Party or its Associated Companies. Notwithstanding the foregoing, Confidential Information of a Party shall not include information: (i) which was publicly known prior to initial disclosure of such information by the disclosing Party or any of its Associated Companies to the other Party as proven by prior written records in existence prior to such initial disclosure, (ii) that has become publicly known, in print or other tangible form, without any act or omission of the other Party or its Associated Companies, (iii) received by the other Party without restriction at any time from a Third Party, rightfully having possession of and the right to disclose such information, (iv) shown to have been otherwise known, without any restriction at any time, by the other Party prior to disclosure of such information by the disclosing Party or any of its Associated Companies to the other Party as proven by prior written records in existence prior to such initial disclosure, or (v) shown to have been independently developed by or for employees or agents of the other Party without access to or use of such information of the disclosing Party as proven by the receiving Party's written record;

(k) "Contramid® Technology" means Labopharm's proprietary drug delivery and formulation technology using modified high-amylose starch;

(l) "Co-promoter" means any Person which promotes the Labopharm Products in association with either Labopharm or a Labopharm Distributor;

(m) "Damages" has the meaning set out in Section 11(h);

(n) "Effective Date" means the first date upon which any First Commercial Sale was made by or on behalf of Labopharm, its Associated Companies, by Labopharm Distributors or a Wholesaler;

(o) "End User" means an end user of the Labopharm Product in the Territory;

(p) "Field" means the management of pain;

(q) "First Commercial Sale" means, with respect to the Labopharm Product, the first Commercial Sale after receipt of regulatory approval of such Labopharm Product in the Territory;

(r) "Governmental Authority" means any court, tribunal, arbitrator, agency, legislative body, commission, official, regulatory body, securities exchange, securities enforcement authority, government, or other instrumentality of (i) the Canadian government or government of any country, or (ii) a federal, state, province, county, city or other political subdivision thereof having jurisdiction over the appropriate Party, Person or subject matter;

(s) "Health Canada" means the Canadian government department responsible for regulating prescription drugs under the Act, including the Therapeutic Products Directorate;

(t) "Labopharm Distributor" means a distributor of Labopharm Product, that distributes Labopharm Product in the Territory under license or with the authorization of Labopharm and/or any of its Associated Companies, as well as any authorized sublicensee of such distributor;

(u) "Labopharm Indemnities" has the meaning set out in Section 11;

(v) "Labopharm Product" means the tramadol once daily formulation extended-release solid oral tablet for once-daily administration using Labopharm's Contramid® Technology, in any dosage strength, developed and owned by Labopharm and/or its Associated Companies, that received regulatory approval by Health Canada (DIN# 02296381, DIN# 02296403 and DIN# 02296411), including pharmaceutical products based on the same formulation that will be the object of any future filings in the Territory with Health Canada by Labopharm and/or its Associated Companies, in any dosage strength and shall include any additional clinical uses and/or formulations developed for the purpose of filing a supplemental NDS (SNDS) falling within the Field;

(w) "Net Sales" means the gross amount invoiced for Labopharm Product (i) by Labopharm Distributor(s), or (ii) if such Product is invoiced instead by Labopharm directly, then by Labopharm, in either case to Third Parties other than Labopharm Distributor(s) and/or Co-promoter(s), in the Territory, less the aggregate of: (i) customers' return (consistent with Labopharm Distributor's then applicable return policies), cash discounts, free goods, rebates or discounts, trade and/or promotional allowances actually incurred or taken, (ii) recalls, and (iii) any sales tax, value added tax, goods and services tax, excise tax, shipping charges, import/export duties, or any other tax that may be imposed on the importation, use or sale of Labopharm Product to Third Parties, which taxes are included in the gross amount invoiced and identified or listed therein;

(x) "NPGL Patent" means Canadian Patent No. 2,123,160 which has an expiration date of (Redacted)

(y) "NPGL Rights Holders" means any Third Party to whom NPGL or any of its Associated Companies has granted or will grant license or other rights in relation to the NPGL Patent;

(z) "Party" means NPGL or Labopharm, and "Parties" means NPGL and Labopharm;

(aa) "Person" means any natural person, corporation, firm, business trust, joint venture, association, organization, governmental authority, company, partnership, limited partnership, limited liability company, or other business entity, and any division or operating group of any of the foregoing or other entity or organization, including any successors or assigns (by merger or otherwise) of any such entity;

(bb) "Term" means the period beginning on the Effective Date and ending on (Redacted)

(cc) "Territory" means Canada, including all of its provinces and territories;

(dd) "Third Party" means any Person other than NPGL and Labopharm, or their Associated Companies;

(ee) "Wholesaler" means a Person to which the Labopharm Product is sold by a Labopharm Distributor; and

(ff) "Withholding Taxes" means present or future income, stamp, documentary, excise or property taxes or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority;

2. Covenant Not To Sue.

(a) Subject to Labopharm's, Labopharm's Associated Companies' and Labopharm Distributors' compliance with this Agreement, NPGL promises and covenants not to (and shall ensure during the Term that its Associated Companies and NPGL's Rights Holders shall not) institute or threaten patent infringement disputes or litigation against Labopharm, Labopharm's Associated Companies, Labopharm Distributors or any Co-promoter, Wholesaler, hospital, pharmacy or End User during the Term as follows: (i) as to Labopharm and Labopharm's Associated Companies, for making, having made, packaging, having packaged, importing, using, selling, marketing, advertising, promoting, having sold, offering to sell or distributing the Labopharm Product in the Territory, or importing into the Territory the Labopharm Product which has been exported from anywhere in the world, (ii) as to a Labopharm Distributor, Co-promoter or a Wholesaler, importing, using, selling, marketing, advertising, promoting, having sold, offering

to sell or distributing the Labopharm Product in the Territory, and (iii) as to an End User, using the Labopharm Product in the Territory.

(b) NPGL represents, warrants, promises and covenants that it and its Associated Companies have not granted and will not grant any rights to any Third Party during the Term that would allow such Third Party to institute or threaten infringement disputes or litigation regarding the NPGL Patent against Labopharm, any of Labopharm's Associated Companies, Labopharm Distributors, Co-promoters, or Wholesalers, or any hospitals, pharmacies or End Users.

(c) It is understood and agreed that this Agreement does not grant either Party any license, right, or covenant, express or implied, in the intellectual property of the other Party other than as expressly specified in this Agreement.

(d) The covenant not to sue for patent infringement under this Agreement only extends to the Labopharm Product and does not extend to any other products of Labopharm or its Associated Companies.

(e) Labopharm shall ensure that the Labopharm Product is not exported, directly or indirectly, from the Territory, including by its Associated Companies and/or its Distributors; *provided, however*, that NPGL acknowledges that Labopharm, or an Associated Company of Labopharm, may manufacture in the Territory pharmaceutical products similar, or identical to, the Labopharm Product for export to other countries and agrees that this Section 2 shall not in any way affect Labopharm's, or its Associated Company's, right to carry on such activities.

(f) Subject to NPGL's, NPGL's Associated Companies' and NPGL's Rights Holders' compliance with this Agreement and the accuracy and validity of its representations and warranties under this Agreement, Labopharm promises and covenants that it, its Associated Companies and Labopharm Distributors shall not institute patent validity or enforceability challenges against the NPGL Patent during the Term.

(g) NPGL shall notify Labopharm, in writing, if any Action is commenced in any court in Canada, including the Federal Court, which brings into question the enforceability or the validity of any claim contained in the NPGL Patent. NPGL shall have the sole responsibility for responding, but no obligation to respond, to such Action, and shall bear all costs and expenses if it chooses to respond to such Action, and Labopharm shall not participate, in such Action unless specifically requested to participate by NPGL, in which case Labopharm's participation shall be at NPGL's expense.

3. Other Representations and Covenants.

(a) NPGL represents and warrants, or covenants, as applicable, to Labopharm that:

(i) NPGL is duly organized, validly existing, and in good standing under the laws of England;

(ii) NPGL has the legal right, authority, and power to enter into this Agreement;

(iii) NPGL has taken all necessary action to authorize the execution, delivery, and performance of this Agreement;

(iv) upon the execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of NPGL, enforceable against NPGL in accordance with its terms, except to the extent such enforceability is limited by bankruptcy, insolvency or similar laws affecting creditors' rights and remedies or equitable principles;

(v) to the best of NPGL's knowledge as of the Effective Date, the performance of NPGL's obligations under this Agreement does not conflict with its organizational documents and will not result in a breach of any material agreements or contracts to which it is a party, including any agreements dealing with the NPGL Patent and agreements and rights granted to NPGL Right Holders;

(vi) NPGL has not entered into and will not, during the Term of this Agreement, enter into any material agreements or contracts that would be inconsistent with its obligations under this Agreement;

(vii) NPGL, its Associated Companies or NPGL together with its Associated Companies, own the entire right, title and interest to the NPGL Patent in the Territory, such patent has issued and is unexpired, and, to the best of NPGL's knowledge as of the Effective Date, the NPGL Patent is in force and enforceable as of the Effective Date and it has sufficient right to grant the rights and assume the obligations set forth in this Agreement, including the right to enter into and to perform its obligations under this Agreement with respect to the NPGL Patent;

(viii) neither the enforceability nor the validity of any claim contained in the NPGL Patent has been successfully challenged or is the object of a challenge as of the Effective Date; and

(ix) NPGL and its Associated Companies will not assert, alone or jointly, any patents relevant to the Labopharm Product and dealing with the controlled release formulation, existing or to be granted or acquired, against the Labopharm Product during the Term.

(b) Labopharm represents and warrants to NPGL that:

(i) Labopharm is duly organized, validly existing, and in good standing under the laws of Quebec and Canada;

(ii) Labopharm has the legal right, authority, and power to enter into this Agreement;

(iii) Labopharm has taken all necessary action to authorize the execution, delivery, and performance of this Agreement;

(iv) upon the execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of Labopharm, enforceable against Labopharm in accordance with its terms, except to the extent such enforceability is limited by bankruptcy, insolvency or similar laws affecting creditors' rights and remedies or equitable principles;

(v) to the best of Labopharm's knowledge, as of the Effective Date, the performance of Labopharm's obligations under this Agreement does not conflict with its organizational documents and will not result in a breach of any material agreements or contracts to which it is a party, including any other Labopharm agreement dealing with the Labopharm Product; and

(vi) Labopharm has not entered into and will not, during the Term of this Agreement, enter into any material agreements or contracts that would be inconsistent with its obligations under this Agreement.

4. <u>Payments</u>.

(Redacted)

(Redacted)

Labopharm will make the above noted royalty payments to NPGL, calculated in Canadian dollars and paid in pounds sterling by wire transfer to NPGL (as set out in Section 4(c) below):

(i) within forty-five (45) days of the execution of this Agreement for the period from the Effective Date to the end of the Calendar Quarter just prior to the date of execution of this Agreement; and

(ii) within forty-five (45) days of the end of each Calendar Quarter, following the execution of this Agreement.

Each royalty payment shall be accompanied by a written statement in respect of the Calendar Quarter covered by such statement, specifying the gross sales, the calculation and details therefor of Net Sales, and the royalty payments due to NPGL and the exchange conversion therefor, in each case for such Calendar Quarter.

(c) Labopharm will make all payments required to be made under this Section by electronic funds wire transfer to a bank account designated by NPGL from time to time. Labopharm will give NPGL one day's written notice prior to making any such wire transfers. Until NPGL notifies Labopharm otherwise, Labopharm should make payments as follows:

(Redacted)

(d) All amounts due under this Agreement will be calculated in Canadian Dollars and paid in pounds sterling by certified bank or cashier's check payable to NPGL or

by wire transfer in immediately available funds to an account designated by NPGL, as set out above. For any currency conversion required in determining the amount of payments and/or royalties due under this Section 4, such conversion will be made by applying the rate of exchange paid by Labopharm to its bank on the date of payment.

(e) NPGL agrees that Labopharm's payment obligations under this Agreement shall immediately terminate on the earlier of the following dates:

(i) upon termination of this Agreement in accordance with Section 9; or

(ii) upon expiry of the Term.

5. Records and Audit. Labopharm will keep or cause to be kept complete and accurate records which are relevant to any payment to be made under this Agreement, including without limitation, royalty calculations. At NPGL's request and expense, Labopharm will permit an independent, non-affiliated certified public accountant appointed by NPGL and reasonably acceptable to Labopharm, at reasonable times and upon thirty (30) Calendar Days notice, to examine such records as may be necessary to determine, with respect to any year ending not more than three (3) years prior to NPGL's request, the correctness or completeness of any report or payment made under this Agreement, provided, however, if the audit discloses incorrectness or incompleteness greater than 5%, NPGL may expand the audit to include all times from the Effective Date until the date of the audit. The foregoing right of review may be exercised only once per calendar year and only once with respect to each such periodic report and payment. Any such examination will be limited to the gross sales and the total Net Sales of the Labopharm Product and all details regarding the calculation of the Net Sales for each royalty statement, and the results shall be made available to both Parties. NPGL will bear the expenses of such independent non-affiliated certified public accountant related to the performance of any such audit; provided, however, if such audit reveals that Labopharm has failed to accurately report information, and the result was underpayment of more than 5%, then Labopharm will promptly pay any amount due to NPGL, together with interest on such amount, calculated monthly from the date accruable at a rate of prime plus 2% and shall also pay to NPGL the full cost of the audit. In the event of overpayment, any royalty overpayment shall be, at Labopharm's option, fully creditable against amounts payable in subsequent periods, or reimbursed to the extent such future amounts payable do not fully cover the overpayment.

6. Late Payments. Labopharm will not be eligible for any prompt payment discounts. In the event that any payment due by Labopharm to NPGL under this Agreement is not made when due, the payment will accrue interest from the date due at the then prime lending rate as established by the Royal Bank of Canada plus 2 %; provided that in no event will such rate exceed the maximum legal annual interest rate. The payment of such interest will not limit NPGL from exercising any other rights it may have as a consequence of the lateness of any payment.

7. Withholding Taxes and Indemnity. Any Withholding Taxes which Labopharm is required to pay or withhold on behalf of NPGL with respect to royalties or milestones payable under this Agreement will be deducted from the amount of such royalties and other monies due to NPGL and paid to the relevant competent Governmental Authority. Labopharm will promptly notify NPGL of such requirement in advance of the payment requiring the withholding and will furnish NPGL with proof of such payments. Labopharm will promptly provide NPGL with any available certificate or other documentary evidence that might enable NPGL to support a claim for refund or a foreign tax credit with respect to any such tax so withheld or deducted from Labopharm. Labopharm and NPGL will reasonably cooperate in completing and filing documents required under the provisions of any applicable tax treaty or under any applicable law and to take any other reasonable actions, in order to enable Labopharm to make such payments to NPGL without any deduction or withholding, if possible, consistent with all legal requirements (including maintaining or changing, as reasonably necessary, the payor of amounts under this Agreement).

8. Confidential Information.

(a) Except as otherwise provided in this Section 8, during the period from the Effective Date until the fifth anniversary of the expiration or termination of this Agreement, the Parties shall maintain in confidence and use only for purposes specifically authorized under this Agreement, Confidential Information of the other Party. Notwithstanding the foregoing, nothing herein will be construed as restricting either Party from making the following disclosures respecting the subject matter herein:

(i) a Party may disclose Confidential Information and the terms and conditions of this Agreement to its Associated Companies, and its and their respective officers, directors, employees, professional advisors, consultants and insurers who have a need to know in furtherance of the purposes of this Agreement and who are bound by obligations of confidentiality and non use no less stringent than those set forth in this Agreement. Further, Labopharm may disclose the existence, terms and conditions of this Agreement to the Labopharm Distributors, provided that they are bound by obligations of confidentiality and non use no less stringent than those set forth in this Agreement;

(ii) a Party may disclose such Confidential Information to its attorneys, accountants, and advisors who are bound by a professional duty of confidentiality, or when, in the opinion of legal counsel of the Party intending to make the disclosure, it is legally required to be disclosed by law, regulation, or court order, including responding to any Action, subpoena or other legal process in the context thereof, provided that, to the extent reasonably possible, the Party required or intending to make the disclosure gives reasonable advance notice to the other Party and requests available confidential treatment for such information or provides the other

Party with adequate notice prior to the disclosure to permit the other Party to seek such available confidential treatment for such information;

(iii) a Party may disclose such Confidential Information or the terms and conditions of this Agreement pursuant to the disclosure requirements of the rules and regulations of the Canadian Securities Commissions, the U.S. Securities and Exchange Commission and/or any like body in any relevant jurisdiction, including, when, in the opinion of legal counsel of the Party intending to make the disclosure, it is legally required to be disclosed by law, regulation or court order, including responding to any Action, subpoena or other legal process in the context thereof, provided that, to the extent reasonably possible, the Party required or intending to make the disclosure gives reasonable advance notice to the other Party and requests available confidential treatment for such information or provides, to the extent reasonably possible, the other Party with adequate notice prior to the disclosure to permit the other Party to seek such available confidential treatment for such information;

(iv) a Party may disclose Confidential Information and the terms and conditions of this Agreement, in the context of financial and/or financing arrangements, including to or through bankers and investment or other financial entities and their legal advisors, who are bound by obligations of confidentiality and non use, provided that, if such disclosure could result in the financial terms of this Agreement becoming public, the Party intending to make the disclosure shall give reasonable advance notice to the other Party and request available confidential treatment for such financial terms or provide the other Party with adequate notice prior to the disclosure to permit the other Party to seek such available confidential treatment for such financial terms; or

(v) communications with Health Canada, the United States Food and Drug Administration, or other Governmental Authorities respecting matters contained herein that are deemed by either Party, in its reasonable judgment, to be prudent, whether or not actually required by law, regulation, or court order.

(b) The receiving Party shall be responsible and liable for any breach or failure to comply with the terms of this Section 8 by any Associated Companies, officers, directors, employees, advisors, consultants, insurers, Labopharm Distributors (if the receiving Party is Labopharm), attorneys, counsel, accountants, bankers, investment or other financial entities or agents to which Confidential Information is disclosed pursuant to or as a result of this Agreement.

(c) The Parties agree that the terms and conditions of this Agreement are confidential, and further agree that neither Party will make any public statement, issue any press release or make any other Third Party disclosures relating to the Agreement

without the prior written consent of the other Party, except as permitted and in accordance with Section 8(a) (i) to (v) above.

9. Term and Termination.

(a) This Agreement is effective as of the Effective Date and shall remain in force and effect until the expiration of the Term.

(b) Notwithstanding Section 9(c), Labopharm may terminate this Agreement immediately upon written notice to NPGL in the event that:

(i) NPGL, any of its Associated Companies or NPGL Rights Holders commences an Action against Labopharm for patent infringement of the NPGL Patent;

(ii) the NPGL Patent, upon being successfully challenged by a Third Party, is declared invalid or unenforceable by a court of competent jurisdiction in the Territory; or

(iii) the NPGL Patent is abandoned or otherwise ceases to have effect.

(c) The non-defaulting Party may terminate this Agreement in the event that the other Party commits a material breach of this Agreement, which breach has not been cured by such other Party, within forty-five (45) Calendar Days of giving such other Party written notice requiring such breach to be remedied.

(d) Subject to Section 9(e), upon the expiration or termination of this Agreement in accordance with this Section 9, all rights granted and obligations set forth in this Agreement will terminate immediately.

(e) Termination of this Agreement for any reason shall not affect the accrued rights of NPGL or Labopharm arising in any way out of this Agreement and shall not release either NPGL or Labopharm from any liability which, at the time of such termination, has already accrued to NPGL or Labopharm, as applicable, or which is attributable to a period prior to such termination, nor preclude NPGL or Labopharm, as applicable, from pursuing any rights and remedies it may have hereunder or at law or in equity which have accrued or are based upon any event occurring prior to such termination. Sections 1 (Definitions), 4 (Payments), 6 (Late Payments), 7 (Withholding Taxes and Indemnity), 8 (Confidential Information), 10 (Dispute Resolution), 11 (Warranty Disclaimer and Indemnification), 15 (Entire Agreement), 18 (Notices), and 22 (Interpretation) of this Agreement shall survive the termination or expiration of this Agreement, unless such Section specifically states otherwise.

10. Dispute Resolution.

(a) In the event of any controversy or claim arising out of, relating to, or in connection with any provision of this Agreement or the rights or obligations of

the Parties hereunder, the Parties will try to settle their differences amicably between themselves.

(b) If the Parties are unable to resolve such disputed matter within thirty (30) days of initiating such negotiations, the Parties agree that the Presidents or Chief Executive Officers or their designees of the Parties will meet for attempted resolution by good faith negotiations.

(c) If the President or Chief Executive Officers or their designees cannot resolve the dispute within thirty (30) days of initiating such negotiations, then each Party will attempt in good faith to settle the dispute by mediation pursuant to this Section. The mediation of any dispute is to be administered through mediation procedures and a mediator to be agreed upon between the Parties in good faith as promptly as possible. If mediation is unsuccessful within thirty (30) days after the Parties request mediation pursuant to this Section 10(c), either Party may submit the dispute to arbitration as set forth below.

(d) Any dispute arising from this Agreement shall be finally resolved by arbitration in accordance with the rules of arbitration of the American Arbitration Association (AAA). The number of arbitrators shall be one (1), unless the Parties cannot agree on a single arbitrator, and in that case, there shall be three (3), one (1) of whom shall be selected by Labopharm, one (1) of whom shall be selected by NPGL and one (1) of whom shall be selected by Labopharm and NPGL (or by the other two (2) arbitrators if the Parties cannot agree). The arbitration proceeding shall be conducted in the English language. The arbitration shall be brought in Toronto, Ontario, unless the Parties agree in writing to conduct the arbitration in another location. The arbitration decision shall be binding and shall not be appealable to any court in any jurisdiction. The prevailing Party may enter and enforce the decision in any court having competent jurisdiction. Each Party shall pay its own expenses of arbitration and the expenses of the arbitrators shall be equally shared except that if, in the opinion of the arbitrators, any claim by a Party hereto or any defence or objection thereto by the other Party was unreasonable, the arbitrators may in their discretion assess as part of the award any part of the arbitration expenses of the other Party (including reasonable attorneys' fees) and expenses of the arbitrators against the Party raising such unreasonable claim, defense or objection.

11. <u>Warranty Disclaimer and Indemnification</u>.

(a) EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR EXTENDS ANY WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING ANY EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON INFRINGEMENT WITH RESPECT TO THE NPGL PATENT, OR ANY COVENANT GRANTED BY NPGL HEREUNDER, OR ANY MATERIALS OR INFORMATION PROVIDED TO THE OTHER PARTY UNDER THIS

AGREEMENT, OR WITH RESPECT TO ANY PRODUCTS OR SERVICES OF EITHER PARTY HERETO OR THEIR ASSOCIATED COMPANIES.

(b) NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES (INCLUDING DAMAGES RESULTING FROM LOSS OF USE, LOSS OF PROFITS, INTERRUPTION OR LOSS OF BUSINESS OR OTHER ECONOMIC LOSS) ARISING OUT OF THIS AGREEMENT OR WITH RESPECT TO LABOPHARM'S OR NPGL'S PERFORMANCE OR NON PERFORMANCE HEREUNDER EXCEPT (A) IN THE EVENT OF ANY RECKLESSNESS OR INTENTIONAL AND WILLFUL BREACH IN BAD FAITH OF ANY REPRESENTATION, WARRANTY, OR COVENANT OF THIS AGREEMENT BY NPGL OR LABOPHARM (AS THE CASE MAY BE) OR (B) TO THE EXTENT ANY SUCH DAMAGES ARE PAID TO A THIRD PARTY AS PART OF A THIRD PARTY CLAIM OR ARE INDEMNIFIED BY LABOPHARM UNDER THIS AGREEMENT.

(c) The foregoing exclusion of damages:

(i) applies even if a Party had or should have had actual or constructive knowledge of the possibility of such damages to the other Party;

(ii) is a fundamental element of the basis of the bargain between the Parties, and this Agreement would not be entered into without such limitations and exclusions; and

(iii) shall apply whether an Action is based on breach of contract, breach of warranty, tort (including negligence), product liability, strict liability or otherwise, and notwithstanding any failure of essential purpose of any limited remedy herein. The foregoing exclusion of damages is intended to apply even if there is a total and fundamental breach of this Agreement. The essential purpose of the exclusion of damages clause is to limit each Party's liability to the other Party hereunder.

(d) The Parties acknowledge and agree that the disclaimers, exclusions, and limitations of liability set forth in this Section 11 form an essential basis of this Agreement, and that, absent any of such disclaimers, exclusions or limitations of liability, the terms of this Agreement, including the economic terms, would be substantially different.

(e) Each Party shall be solely responsible for its and its Associated Companies' acts and omissions and for those acts or omissions of their employees while performing any of its obligations under this Agreement.

(f) Labopharm shall bear all risk, responsibility, and liability for all (i) acts or omissions of Labopharm, any of its Associated Companies and any Labopharm Distributor, in connection with the performance of its or their respective obligations under this Agreement, (ii) the activities of Labopharm, any of its

Associated Companies and any Labopharm Distributor, contemplated by this Agreement, and (iii) the Labopharm Products. Labopharm shall hold harmless NPGL, any of its Associated Companies, and any NPGL Rights Holders and each of their respective officers, directors, employees, agents, representatives, distributors, salespersons, customers, licensees, and end users from and against any and all Actions, losses, costs, expenses (including reasonable attorney's fees) and damages whatsoever, arising out of or resulting from (i) acts or omissions of Labopharm, its Associated Companies and any Labopharm Distributors, in connection with the performance of its or their obligations under this Agreement, (ii) the activities of Labopharm, its Associated Companies any Labopharm Distributors contemplated by this Agreement, provided, however, such hold harmless obligations shall not apply with respect to the acts, omissions or activities of Labopharm, its Associated Companies and any Labopharm Distributor in enforcing its or their benefits, interests and/or rights under this Agreement in or through any Action, and (iii) the Labopharm Products. NPGL, any of its Associated Companies and any NPGL Rights Holders and each of their respective officers, directors, employees, agents, representatives, distributors, salespersons, customers, licensees, and end users shall not be liable to Labopharm or its Associated Companies because of the infringement of any patent rights of any Third Party by Labopharm or its Associated Companies and any Labopharm Distributors (i) in the performance of any obligations under, or the activities contemplated by, this Agreement, and (ii) the importation, manufacture, distribution, development, offer for sale, sale, use, and promotion of Labopharm Products.

(g) NPGL shall bear all risk, responsibility, and liability for all (i) acts or omissions of NPGL, any of its Associated Companies and any NPGL Rights Holders, in connection with the performance of its or their respective obligations under this Agreement, and (ii) the activities of NPGL, any of its Associated Companies and any NPGL Rights Holders, contemplated by this Agreement. NPGL shall hold harmless Labopharm, any of its Associated Companies, and any Labopharm Distributor, and each of their respective officers, directors, employees, agents, representatives, distributors, salespersons, customers, licensees, and end users from and against any and all Actions, losses, costs, expenses (including reasonable attorney's fees) and damages whatsoever, arising out of or resulting from (i) acts or omissions of NPGL, its Associated Companies and any NPGL Rights Holders, in connection with the performance of its or their obligations under this Agreement, and (ii) the activities of NPGL, its Associated Companies and any NPGL Rights Holders, contemplated by this Agreement, provided, however, such hold harmless obligations shall not apply with respect to the acts, omissions or activities of NPGL, its Associated Companies and any NPGL Rights Holders in enforcing its or their benefits, interests and/or rights under this Agreement in or through any Action.

(h) From and after the Effective Date, Labopharm shall defend, indemnify, and hold NPGL, its Associated Companies, the NPGL Rights Holders and each of their respective officers, directors, employees, agents, representatives, distributors,

(b) With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject thereto, no consideration will be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement.

23. Independent Contractors. The relationship of the Parties established by this Agreement is that of independent contractors, and nothing contained in this Agreement will be construed (i) to give either Party the power to direct or control the day to day activities of the other or (ii) to constitute the Parties as partners, joint venturers, co-owners or otherwise as participants in a joint or common undertaking.

24. Counterparts. This Agreement will become binding when any one or more counterparts hereof, individually or taken together, will bear the signatures of each of the Parties hereto. This Agreement may be executed in any number of counterparts, each of which will be deemed an original as against the Party whose signature appears thereon, but all of which taken together will constitute but one and the same instrument. Each Party may execute this Agreement by facsimile transmission. In addition, facsimile signatures of authorized signatories of any Party will be deemed to be original signatures and will be valid and binding, and delivery of a facsimile signature by any Party will constitute due execution and delivery of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date and year first written below.

NAPP PHARMACEUTICAL GROUP LIMITED

By: Stuart D. Baker
Title: Director
Date: October 1, 2008

LABOPHARM INC.

By: James Howard Tripp
Title: President and CEO
Date: October , 2008

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